

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Thomas Nolan, Jr.
President and Chief Operating Officer
The Howard Hughes Corporation
110 N. Wacker Dr.
Chicago, IL 60606

**Re:     The Howard Hughes Corporation**
**Amendment No. 3 to Registration Statement on Form 10-12B**
**Filed November 4, 2010**
**File No. 001-34856**

Dear Mr. Nolan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director

cc:    Matthew D. Bloch, Esq.
Weil Gotshal & Manges LLP
Via *facsimile*: (212) 310-8007